Exhibit 99.3
Call TD Shareholder Relations at 1-866-756-8936 if you have any questions about voting.

The Toronto-Dominion Bank

A Shareholder has the right to appoint a person other than those designated on the other side to represent the Shareholder at the meeting by inserting the name of such other person in the space provided on the other side and deleting the names printed before the space, or by completing another proper Form of Proxy. Subject to the provisions of the Bank Act (Canada) the shares represented by this Proxy will be VOTED FOR or AGAINST or WITHHELD from voting in accordance with the instructions given herein. This Proxy confers authority to the proxyholder to vote as he or she feels fit in respect of each matter set forth in this Proxy if no choice is specified and to vote in his or her discretion in respect of any amendments or variations to the matters listed in this Proxy or other matters that may properly come before the Meeting and any adjournment(s) thereof. Unless otherwise specified, the proxyholders designated by management in this Proxy intend to vote FOR the election of each director, FOR the appointment of the auditor, FOR the approach to executive compensation disclosed in the Management Proxy Circular and, AGAINST each of the shareholder proposals set out in items 4 to 7 below.
This Proxy is solicited on behalf of management of the Bank.

PLEASE COMPLETE AND RETURN IN THE
ENVELOPE PROVIDED OR FAX TO
BNY MELLON SHAREOWNER
SERVICES AT (201)-680-4671.

**REQUEST FOR QUARTERLY REPORTS
The Toronto-Dominion Bank’s quarterly reports to shareholders are available at http://www.td.com/investor/earnings.jsp on the day they are released, but if you wish to receive quarterly reports for the next year by mail, please mark the box on the reverse side. If you do not mark the box and return this form, you will NOT receive these reports by mail.
**ANNUAL REPORT WAIVER
Mark the box on the reverse side if you do NOT want to receive the Annual Report containing the Annual Financial Statements and accompanying MD&A. If you do not mark the box, you will continue to receive the Annual Report by mail.
Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act (Canada). Restrictions on ownership are described in the Management Proxy Circular.
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THE TORONTO-DOMINION BANK
FORM OF PROXY — COMMON SHARES
Annual Meeting of Common Shareholders — March 31, 2011
     The undersigned holder of common shares of THE TORONTO-DOMINION BANK, hereby appoints BRIAN M. LEVITT, Chairman of the Board of The Toronto-Dominion Bank or failing him, W. EDMUND CLARK, Group President and Chief Executive Officer of The Toronto-Dominion Bank, or instead of either of them, . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and in the name of and on behalf of the undersigned in respect of all matters that may come before the ANNUAL MEETING OF COMMON SHAREHOLDERS OF THE TORONTO-DOMINION BANK TO BE HELD ON THE 31ST DAY OF MARCH, 2011 and any adjournment(s) thereof.
     The said proxyholder is hereby specifically directed to vote for or against or to withhold from voting as indicated on the reverse side:

Address Change/Comments
(Mark the corresponding box on the reverse side)

** Request for Quarterly Reports	** Annual Report Waiver
(See reverse side for details)	(See reverse side for details)

☐	☐

(Continued and to be marked, dated and signed, on the other side)
BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250
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